UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.

(Name of Subject Company (Issuer))

CERBERUS ABP INVESTOR LLC
CERBERUS CAPITAL MANAGEMENT, L.P.

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09624H109

(CUSIP Number of Class of Securities)

Mark A. Neporent

Cerberus Capital Management, L.P.

299 Park Avenue

New York, New York 10171

(212) 891-2100

With a copy to

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$58,361,748.00	$4,161.19

*      Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (x) $4.00, which is the per share tender offer price and (y) 14,590,437, which is 32,690,437, the number of shares of common stock of BlueLinx Holdings Inc., par value $0.01 per share (the “Shares”), issued and outstanding as of August 12, 2010 minus the 18,100,000 Shares owned by Cerberus ABP Investor LLC.

**   The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,533.65
Filing Party:	Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.
Form or Registration No.:	Schedule TO/13E-3 (SEC File. No. 005-80230)
Date Filed:	August 2, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒   going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on August 2, 2010 (together with any amendments and supplements thereto, the “Original Schedule TO”) by Cerberus ABP Investor LLC, a Delaware limited liability company (the “Purchaser”) and Cerberus Capital Management, L.P. (“Cerberus”), a Delaware limited partnership, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), not owned by Purchaser at a purchase price of $4.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated August 2, 2010 (as amended by amendments to the Schedule TO filed by Purchaser and Cerberus prior to the date hereof, the “Offer to Purchase”), the Second Supplement to the Offer to Purchase, dated September 22, 2010 (the “Supplement”), a copy of which is attached hereto as Exhibit (a)(1)(xvii) and related revised (blue) letter of transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(xviii) (which, as amended or supplemented from time to time, collectively constitute the “Amended Offer”).

The information set forth in the Supplement, including all annexes thereto, is incorporated by reference herein to all of the items of this Amendment No. 7 to Schedule TO, including without limitation, all information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1.                                                  SUMMARY TERM SHEET.

(a)                    Reference is made to the information set forth in the Supplement under the heading “SUMMARY TERM SHEET,” which is incorporated herein by reference.

ITEM 2.                                                  SUBJECT COMPANY INFORMATION.

(a)                    Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 8.  Certain Information Concerning the Company,” which is incorporated herein by reference.

(b)                   Reference is made to the information set forth in the Supplement under the heading “INTRODUCTION,” which is incorporated herein by reference.

(c)                    Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 6.  Market and Trading Information,” which is incorporated herein by reference.

ITEM 3.                                                  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) through (c)     This Supplement is filed by Purchaser and Cerberus.  Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 9.  Certain Information Concerning Purchaser and Cerberus,” and in Annex A to the Offer to Purchase which is incorporated herein by reference.

ITEM 4.                                                  TERMS OF THE TRANSACTION.

(a)                                  Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “INTRODUCTION”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger”, “THE AMENDED OFFER — Section 1.  Terms of the Amended Offer”, “THE AMENDED OFFER — Section 2.  Acceptance for Payment and Payment for Shares”, “THE AMENDED OFFER — Section 3.  Procedures for Tendering Shares”, “THE AMENDED OFFER — Section 4.  Withdrawal Rights”, “THE AMENDED OFFER — Section 5.  Material United States Federal Income Tax

Consequences of the Amended Offer and the Merger,” and “THE AMENDED OFFER - Section 12. Conditions to the Amended Offer” which is incorporated herein by reference.

ITEM 5.                                                  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)                                  Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares”, “SPECIAL FACTORS — Section 9.  Related Party Transactions; Certain Transactions Between Purchaser and the Company” and in Annex A to the Offer to Purchase which is incorporated herein by reference.

(b)                                 Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 1.  Background” and “THE AMENDED OFFER — Section 9.  Certain Information Concerning Purchaser and Cerberus,” which is incorporated herein by reference.

ITEM 6.                                                  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) through (c)(1) - (7)    Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “INTRODUCTION”, “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger”, “THE AMENDED OFFER — Section 6.  Market and Trading Information”, and “THE AMENDED OFFER — Section 7.  Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.

ITEM 7.                                                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)    Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET” and “THE AMENDED OFFER — Section 10.  Source and Amount of Funds,” which is incorporated herein by reference.

ITEM 8.                                                  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b)    Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “INTRODUCTION”, “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares”, “THE AMENDED OFFER — Section 9.  Certain Information Concerning Purchaser and Cerberus”, and in Annex B thereto which is incorporated herein by reference.

ITEM 9.                                                  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reference is made to the information set forth in the Supplement under the headings “THE AMENDED OFFER — Section 14.  Fees and Expenses” which is incorporated herein by reference.

ITEM 10.                                           FINANCIAL STATEMENTS.

(a), (b)    Not applicable.

ITEM 11.                                           ADDITIONAL INFORMATION.

(a)(1)    Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS” — Section 1.  Background” and “SPECIAL FACTORS — Section 9.  Related Party Transactions; Certain Transactions Between Purchaser and the Company,” which is incorporated herein by reference.

(a)(2)-(4)    Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 7.  Appraisal Rights; ‘Going Private’ Rules”, “THE AMENDED OFFER — Section 7.  Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations”, and “THE AMENDED OFFER — Section 13.  Certain Regulatory and Legal Matters,” which is incorporated herein by reference.

(a)(5)    Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET” and “THE AMENDED OFFER — Section 13.  Certain Regulatory and Legal Matters” which is incorporated herein by reference.

(b)    Reference is made to the information set forth in the Supplement and revised Letter of Transmittal which is incorporated herein by reference.

ITEM 12.                                           EXHIBITS.

* (a)(1)(i)	Offer to Purchase dated August 2, 2010.

* (a)(1)(ii)	Letter of Transmittal.

* (a)(1)(iii)	Notice of Guaranteed Delivery.

* (a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

* (a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(1)(vii)	Summary Advertisement published on August 2, 2010.

* (a)(1)(viii)	Letter, dated July 21, 2010, from Purchaser to the Board of Directors of the Company (incorporated by reference to the pre-commencement Schedule 13 D/A filed on July 22, 2010).

* (a)(1)(ix)	Text of Press Release issued by Purchaser on July 22, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on July 22, 2010).

* (a)(1)(x)	Text of Press Release issued by Purchaser on August 2, 2010 announcing commencement of Offer.

** (a)(1)(xi)	Text of Press Release issued by Purchaser on August 13, 2010 announcing extension of Offer.

*****(a)(1)(xii)	Text of Press Release issued by Purchaser on August 26, 2010 announcing extension of Offer.

#(a)(1)(xiii)	Text of Press Release issued by Purchaser on September 1, 2010 announcing extension of Offer.

##(a)(1)(xiv)	Text of Press Release issued by Purchaser on September 10, 2010 announcing extension of Offer.

###(a)(1)(xv)	Text of Press Release issued by Purchaser on September 17, 2010 announcing extension of Offer.

(a)(1)(xvi)	Text of Press Release issued by Purchaser on September 22, 2010 announcing Amended Offer.

(a)(1)(xvii)	Second Supplement to Offer to Purchase, dated September 22, 2010.

(a)(1)(xviii)	Revised Letter of Transmittal.

(a)(1)(xix)	Revised Notice of Guaranteed Delivery.

(a)(1)(xx)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(xxi)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xxii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

**** (a)(5)(i)	Text of Press Release issued by Purchaser on August 19, 2010 announcing amendment of Offer to add the Special Committee Recommendation Condition.

**** (a)(5)(ii)	Supplement to Offer to Purchase, dated August 19, 2010.

*** (a)(5)(iii)	Complaint of Kyle Habiniak against Howard S. Cohen, et al., Case No. 2010CV188733, filed in Superior Court of Fulton County, Georgia on July 23, 2010.

*** (a)(5)(iv)	Complaint of Joseph J. Hindermann against BlueLinx Holdings Inc., et al., Case No. 101743548, filed in Superior Court of Cobb County, Georgia on July 27, 2010.

*** (a)(5)(v)	Complaint of Andrew Markich against BlueLinx Holdings, Inc., et al., Case No. 101759149, filed in Superior Court of Cobb County, Georgia on July 29, 2010.

*** (a)(5)(vi)	Complaint of Peter Jerszynski against BlueLinx Holdings, Inc., et al., Case No. 101772948, filed in Superior Court of Cobb County, Georgia on August 3, 2010.

*** (a)(5)(vii)	Complaint of Richard T. Winter against Cerberus ABP Investor LLC, et al., Case No. 101780848, filed in Superior Court of Cobb County, Georgia on August 4, 2010.

*** (a)(5)(viii)

Complaint of Stadium Capital Qualified Partners, L.P. and Stadium Capital Partners, L.P. against Cerberus ABP Investor LLC, et al., C.A. No. 5707-VCL, filed in Delaware Court of Chancery on August 10, 2010.

(a)(5)(ix)	Complaint of Gabriella Centonze against Cerberus ABP Investor LLC, Index No. 651270/2010, filed in Supreme Court of New York, New York County on August 13, 2010.

(a)(5)(x)	Complaint of Weiyang Liang against Howard S. Cohen, et al., C.A. No. 5721-VCL, filed in Delaware Court of Chancery on August 13, 2010.

(a)(5)(xi)	Complaint of Kyle Habiniak against Howard S. Cohen, et al., C.A. No. 5720-VCL, filed in Delaware Court of Chancery on August 13, 2010.

(b)	Not Applicable.

* (d)(i)

Registration Rights Agreement, dated as of May 7, 2004, between Purchaser and the Company (incorporated by reference to Ex. 4.2 to Amendment No. 1 to the Company’s registration statement on Form S-1, File No. 333-118750, filed with the SEC on October 1, 2004).

* (d)(ii)	Investment Letter, dated March 10, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1,

File No. 333-118760, filed with the SEC on October 8, 2004).

* (d)(iii)

Investment Letter, dated May 7, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed with the SEC on October 8, 2004).

(d)(iv)	Form of Stockholder Agreement, by and among Purchaser, Cerberus and the Company.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Original Schedule TO and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to Schedule TO and incorporated herein by reference.

***	Previously filed with Schedule 14D-9 of BlueLinx Holdings Inc., filed on August 13, 2010 and incorporated by reference herein.

****	Previously filed with Amendment No. 2 to Schedule TO and incorporated herein by reference.

*****	Previously filed with Amendment No. 3 to Schedule TO and incorporated herein by reference.

#	Previously filed with Amendment No. 4 to Schedule TO and incorporated herein by reference.

##	Previously filed with Amendment No. 5 to Schedule TO and incorporated herein by reference.

###	Previously filed with Amendment No. 6 to Schedule TO and incorporated herein by reference.

ITEM 13.                                           INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 2.    SUBJECT COMPANY INFORMATION

(d)                                 Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 11.  Dividends and Distributions,” which is incorporated herein by reference.

(e)                                  Not Applicable.

(f)                                    Reference is made to the information set forth in the Supplement under the heading “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares” and in Annex A to the Offer to Purchase which is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

(c)           None.

(d)           Reference is made to the information set forth in the Supplement under the heading “SPECIAL FACTORS — Section 7.  Appraisal Rights; ‘Going Private’ Rules,” which is incorporated herein by reference.

(e)           None.

(f)            Not Applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)          Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares”, “SPECIAL FACTORS — Section 9.  Related Party Transactions; Certain Transactions Between Purchaser and the Company” and in Annex A to the Offer to Purchase which is incorporated herein by reference.

(b)           Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS — Section 1.  Background” and “THE AMENDED OFFER — Section. 9.  Certain Information Concerning Purchaser and Cerberus,” which is incorporated herein by reference.

(c)           Reference is made to the information set forth in the Supplement under the heading “SPECIAL FACTORS — Section 1.  Background,” which is incorporated herein by reference.

(e)           Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares” and “SPECIAL FACTORS — Section 9.  Related Party Transactions; Certain Transactions Between Purchaser and the Company,” which is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)           Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger”, and “SPECIAL FACTORS — Section 7.  Appraisal Rights; ‘Going Private’ Rules,” which is incorporated herein by reference.

(c)(8)       Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger” and “THE AMENDED OFFER — Section 7.  Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) through (c)      Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “INTRODUCTION”, “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer” and “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger,” which is incorporated herein by reference.

(d)           Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 5.  Effects of the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 6.  Conduct of the Company’s Business if the Amended Offer is not Completed”, “SPECIAL FACTORS — Section 7.  Appraisal Rights; ‘Going Private’ Rules”, “THE AMENDED OFFER — Section 5.  Material United States Federal Income Tax Consequences of the Amended Offer and the Merger”, and “THE AMENDED OFFER — Section 7.  Possible Effects of the Amended Offer on the Market for Shares; Listing; Exchange Act Registration and Margin Regulations,” which is hereby incorporated by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION

(a) through (f)    Reference is made to the information set forth in the Supplement under the headings “SUMMARY TERM SHEET”, “INTRODUCTION”, “SPECIAL FACTORS — Section 1.  Background”, “SPECIAL FACTORS — Section 2.  Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 3.  Position of Purchaser Regarding Fairness of the Amended Offer and the Merger”, “SPECIAL FACTORS — Section 4.  Certain Projected Financial Information”, and “THE AMENDED OFFER — Section 8.  Certain Information Concerning the Company,” which is incorporated herein by reference.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) through (c)    None.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c)           Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 14.  Fees and Expenses,” which is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

(d)           Reference is made to the information set forth in the Supplement under the headings “SPECIAL FACTORS — Section 8.  Transactions and Arrangements Concerning the Shares”, “SPECIAL FACTORS — Section 10.  Interests of Certain Persons in the Amended Offer”, and “THE AMENDED OFFER — Section 9.  Certain Information Concerning the Purchaser and Cerberus,” which is incorporated herein by reference.

(e)           Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 8.  Certain Information Concerning the Company,” which is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS

(a)(1)       The audited consolidated financial statements of the Company as of and for the fiscal years ended January 2, 2010 and January 3, 2009 are incorporated herein by reference to Item 8 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010 filed on March 2, 2010.

(a)(2)       The unaudited consolidated financial statements of the Company for the six month ended July 3, 2010 are incorporated herein by reference to Item 1 Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 filed on August 6, 2010.

(a)(3), (a)(4)           Reference is made to the information set forth in the Supplement under the heading “THE AMENDED OFFER — Section 8.  Certain Information Concerning the Company” which is incorporated herein by reference.

(b)           Not Applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(b)           None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 2010

CERBERUS ABP INVESTOR LLC

By:	/s/ Steven F. Mayer
	Name:	Steven F. Mayer
	Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Lenard B. Tessler
	Name:	Lenard B. Tessler
	Title:	Managing Director

EXHIBIT INDEX

* (a)(1)(i)	Offer to Purchase dated August 2, 2010.

* (a)(1)(ii)	Letter of Transmittal.

* (a)(1)(iii)	Notice of Guaranteed Delivery.

* (a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

* (a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(1)(vii)	Summary Advertisement published on August 2, 2010.

* (a)(1)(viii)	Letter, dated July 21, 2010, from Purchaser to the Board of Directors of the Company (incorporated by reference to the pre-commencement Schedule 13 D/A filed on July 22, 2010).

* (a)(1)(ix)	Text of Press Release issued by Purchaser on July 22, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on July 22, 2010).

* (a)(1)(x)	Text of Press Release issued by Purchaser on August 2, 2010 announcing commencement of Offer.

** (a)(1)(xi)	Text of Press Release issued by Purchaser on August 13, 2010 announcing extension of Offer.

*****(a)(1)(xii)	Text of Press Release issued by Purchaser on August 26, 2010 announcing extension of Offer.

# (a)(1)(xiii)	Text of Press Release issued by Purchaser on September 1, 2010 announcing extension of Offer.

## (a)(1)(xiv)	Text of Press Release issued by Purchaser on September 10, 2010 announcing extension of Offer.

## (a)(1)(xv)	Text of Press Release issued by Purchaser on September 17, 2010 announcing extension of Offer.

(a)(1)(xvi)	Text of Press Release issued by Purchaser on September 22, 2010 announcing Amended Offer.

(a)(1)(xvii)	Second Supplement to Offer to Purchase, dated September 22, 2010.

(a)(1)(xviii)	Revised Letter of Transmittal.

(a)(1)(xix)	Revised Notice of Guaranteed Delivery.

(a)(1)(xx)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(xxi)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xxii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

**** (a)(5)(i)	Text of Press Release issued by Purchaser on August 19, 2010 announcing amendment of Offer to add the Special Committee Recommendation Condition.

**** (a)(5)(ii)	Supplement to Offer to Purchase, dated August 19, 2010.

*** (a)(5)(iii)	Complaint of Kyle Habiniak against Howard S. Cohen, et al., Case No. 2010CV188733, filed in Superior Court of Fulton County, Georgia on July 23, 2010.

*** (a)(5)(iv)	Complaint of Joseph J. Hindermann against BlueLinx Holdings Inc., et al., Case No. 101743548, filed in Superior Court of Cobb County, Georgia on July 27, 2010.

*** (a)(5)(v)	Complaint of Andrew Markich against BlueLinx Holdings, Inc., et al., Case No. 101759149, filed in Superior Court of Cobb County, Georgia on July 29, 2010.

*** (a)(5)(vi)	Complaint of Peter Jerszynski against BlueLinx Holdings, Inc., et al., Case No. 101772948, filed in Superior Court of Cobb County, Georgia on August 3, 2010.

*** (a)(5)(vii)	Complaint of Richard T. Winter against Cerberus ABP Investor LLC, et al., Case No. 101780848, filed in Superior Court of Cobb County, Georgia on August 4, 2010.

*** (a)(5)(viii)

Complaint of Stadium Capital Qualified Partners, L.P. and Stadium Capital Partners, L.P. against Cerberus ABP Investor LLC, et al., C.A. No. 5707-VCL, filed in Delaware Court of Chancery on August 10, 2010.

(a)(5)(ix)	Complaint of Gabriella Centonze against Cerberus ABP Investor LLC, Index No. 651270/2010, filed in Supreme Court of New York, New York County on August 13, 2010.

(a)(5)(x)	Complaint of Weiyang Liang against Howard S. Cohen, et al., C.A. No. 5721-VCL, filed in Delaware Court of Chancery on August 13, 2010.

(a)(5)(xi)	Complaint of Kyle Habiniak against Howard S. Cohen, et al., C.A. No. 5720-VCL, filed in Delaware Court of Chancery on August 13, 2010.

(b)	Not Applicable.

* (d)(i)

Registration Rights Agreement, dated as of May 7, 2004, between Purchaser and the Company (incorporated by reference to Ex. 4.2 to Amendment No. 1 to the Company’s registration statement on Form S-1, File No. 333-118750, filed with the SEC on October 1, 2004).

* (d)(ii)

Investment Letter, dated March 10, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed with the SEC on October 8, 2004).

* (d)(iii)

Investment Letter, dated May 7, 2004, between the Company and Purchaser (incorporated by reference to Ex. 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed with the SEC on October 8, 2004).

(d)(iv)	Form of Stockholder Agreement, by and among Purchaser, Cerberus and the Company.

*(f)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Original Schedule TO and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to Schedule TO and incorporated herein by reference.

***	Previously filed with Schedule 14D-9 of BlueLinx Holdings Inc., filed on August 13, 2010 and incorporated by reference herein.

****	Previously filed with Amendment No. 2 to Schedule TO and incorporated herein by reference.

*****	Previously filed with Amendment No. 3 to Schedule TO and incorporated herein by reference.

#	Previously filed with Amendment No. 4 to Schedule TO and incorporated herein by reference.

##	Previously filed with Amendment No. 5 to Schedule TO and incorporated herein by reference.

###	Previously filed with Amendment No. 6 to Schedule TO and incorporated herein by reference.